CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

October 21, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Ultimax Digital, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
CIK No. 000-1878543

Dear Division of Corporate Finance Staff:

                On behalf of Ultimax Digital, Inc. (the "Company"), I am pleased to provide a response to the Staff’s October 4, 2022 comments on the above-referenced Draft Registration Statement.

                The numbered paragraphs and headings below correspond to those set forth in the October 4, 2022 Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Draft Registration Statement. All references to page numbers in these responses are to pages of the Amended Draft Registration Statement.

Capitalization, page 55

1. You indicate on page 64 that you expect to repay your four promissory notes, plus accrued interest, from the proceeds of this offering and that the convertible notes will either be repaid from the proceeds of this offering or, at the option of the holders, converted into shares of your comment stock. To the extent considered probable, tell us what consideration you gave to reflecting these changes in capitalization in your pro forma capitalization table. In this regard, please refer to comment 1 in our letter dated August 9, 2022. In addition, please explain how the estimated underwriting discounts and commissions and offering costs are reflected in the amount of pro forma stockholders’ equity.

Response:

The Capitalization table has been revised to reflect the pro-forma capitalization of the Company after the offering after deducting the estimated underwriting discounts and commissions and offering costs and the repayment of the 2018 promissory notes. Please see page 55.

Dilution, page 56

2. Please explain how you computed the net tangible book value as of June 30, 2022. In this regard, you reported net assets as of June 30, 2022 of $(1,403,326).

Response:

The inaccurate amount shown for net tangible book value has been corrected and the Dilution section has been updated to reflect the corrected amount. Please see page 56.

Exhibits and Financial Statement Schedules, page 110

3. Please revise to file a consent from your independent registered public accounting firm.

Response:

The independent registered public accounting firm’s consent has been attached as Exhibit 23.1.

If you have any questions, please do not hesitate to contact me at (917) 596-0905.

Sincerely,

/s/ Paul Goodman

Via: EDGAR

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